UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION
-----------------------------------------------


In the Matter of
                                                              FOURTEENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)
-----------------------------------------------



         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended December 31, 1998 is herein provided:


         1a) Horizon's balance sheet at December 31, 1998 is attached as Exhibit 1.

         1b) National's balance sheet at December 31, 1998 is included in National's Form 10-Q for the quarter ended December 31, 1998, which was filed with the Commission on February 16, 1999 and is incorporated herein by reference.

         2a)  Horizon's   income   statement  for  the  quarter  ended
              December 31, 1998 is attached as Exhibit 2.

         2b) National's income statement for the quarter ended December, 1998 is included in National's Form 10-Q for the quarter ended December 1998, which was filed with the Commission on February 16, 1999 and is incorporated herein by reference.

         3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended December 31, 1998.

                  None.

         4) A general description of the activities of the Applicants for the quarter ended December 31, 1998, and of the projects in which they or their subsidiary companies have an ownership interest:

              The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of December 31, 1998, are as follows:

              Horizon, through its wholly owned indirect subsidiary, HEDBV, continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Telplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

              The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

              As of December 31, 1998, HEDBV owned approximately 83% of the capital stock of Severoceske Teplarny, a.s. ("SCT"). SCT, directly and through its subsidiaries, distributes heat in the northern part of the Czech Republic. SCT, through one of its subsidiaries, also generates and sells power at wholesale in that region.

              As of December 31, 1998 HEDBV owned approximately 86.17% of the capital stock of Prvni Severozapadni Teplarenska, a.s. ("PSZT"). PSZT distributes heat and also generates and sells power at wholesale in the northern part of the Czech Republic. PSZT is currently involved in a capital construction project involving the construction of fluidized steam generating boilers. A portion of the funds required for this project will be provided by
              Horizon. None of the funds associated with these transactions was borrowed through the National Fuel Gas System "Money Pool".

              HEDBV, as a shareholder of SCT, has received, and expects to receive in the future, dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT, expects to receive, in the future, dividends from its investment in PSZT shares. Furthermore, in the future, PSZT and SCT will pursue efforts by which PSZT and SCT might directly or indirectly develop additional electrical generation capacity.

              SCT and PSZT have filed a plan with the local Commercial Court in the Czech Republic to merge the companies. The plan of merger is currently under review.

              The   aggregate   investment   of   National   and   its
              subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

         5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended December 31, 1998:

              Neither Horizon nor National engaged in any intercompany
              service   transactions   with  affiliated   Intermediate
              Companies.



February 26, 1999                        NATIONAL FUEL GAS COMPANY



                                         By:/S/Philip C. Ackerman
                                            -------------------------
                                              Philip C. Ackerman
                                              Senior Vice President







                                         HORIZON ENERGY DEVELOPMENT,
                                         INC.



                                         By:/S/Ronald J. Tanski
                                            -------------------------
                                              Ronald J. Tanski
                                              Secretary and Treasurer